3/18/200

02019425

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2001
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 0 1 2002

SEC FILE NUMBER
8- 47988

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 AND ENDING 12/31/01
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Glenn Michael Financial Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

534 Broadhollow Road
(No. and Street)

Melville NY 11747
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert Puppan CPA
(Name – *if individual, state last, first, middle name*)

26 Pogel Road Bayport NY 11705
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

BB 3/21

OATH OR AFFIRMATION

I, Francine A Lanaia, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Glenn Michael Financial Inc, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANTHONY P. MURATORE
Notary Public, State of New York
No. 01MU5057642
Qualified in Suffolk County
Commission Expires March 25, 2002

Signature

Vice President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GLENN MICHAEL FINANCIAL, INC..

REPORT ON AUDIT OF FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION PURSUANT TO

RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

AND REPORT ON INTERNAL CONTROL STRUCTURE

YEAR ENDED DECEMBER 31, 2001

GLENN MICHAEL FINANCIAL, INC..
REPORT ON AUDIT OF FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
YEAR ENDED DECEMBER 31, 2001

CONTENTS

ROBERT POPDAN, CPA

ROBERT POPDAN, CPA
28 BOGEL ROAD
BAYPORT, NY 11705

February 25, 2002

Board of Directors
Glenn Michael Financial, Inc.
534 Broadhollow Road
Melville, NY 11747

Gentlemen,

I have audited the accompanying statement of financial condition of Glenn Michael Financial, Inc., as of December 31, 2001, and the related statements of income, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as, evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Glenn Michael Financial, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Robert Popdan CPA

ROBERT POPDAN
Certified Public Accountant

GLENN MICHAEL FINANCIAL, INC..
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash	*$ 651,131*
Accounts Receivable-Mutual Fund Trailers	*994*
Cabinet Account	*3,875*
Prubache Capital Account	*0*
Error Account	*0*
Municipal Account	*0*
Investment Account-Fleet	*110,239*
Principal Trading Account	*0*
Firm Trading Account's	*744,227*
Furniture & Fixtures- Net of Depreciation (Note 1 & 2)	*3,582*
Organization Expenses - Net of Amortization (Note 1 & 3)	*0*
Other Assets	*37,621*
Total Assets	*$1,551,669*

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities	*$ 104,526*
Commissions Payable	*268,139*
Payroll Taxes Payable	*551,352*
Bank Note Payable	*85,000*
Securities Sold Not Yet Purchased at (market value)	*40,710*
Total Liabilities	*$1,049,727*
Capital Stock	*$ 155,782*
Additional Paid-In-Capital	*111,531*
Retained Earnings	*234,629*
Total Stockholders' Equity	*$ 501,942*
Total Liabilities and Stockholders' Equity	*$1,551,669*

See Notes to Financial Statements

GLENN MICHAEL FINANCIAL, INC.

STATEMENT OF INCOME

FOR THE PERIOD ENDED DECEMBER 31, 2001

INCOME:	
Commission Income	*$ 3,851,723*
Mutual Fund Commissions	*372,623*
Other Income	*975,167*
Interest Income	*51,516*
P/L Firm Trading	*996,191*
Total Income	*$ 6,247,220*
EXPENSES:	
Officers' Compensation	*$ 77,544*
Office Salaries	*664,229*
Payroll Taxes	*169,195*
Employee Benefits	*192,980*
Corporate Taxes	*1,518*
Clearance/Floor Brokerage	*544,414*
Telephone	*178,966*
Rent	*279,755*
Stationary/Supplies	*117,943*
Repairs/Maintenance	*25,051*
Customer Errors/Settlements	*176,164*
Equipment Rentals	*14,549*
Travel/Entertaiment	*75,423*
Commissions-Brokers	*2,605,061*
Advertising	*13,773*
Miscellaneous	*4,297*
Corporate Insurance	*36,595*
Reserves	*17,372*
Regulatory Fees	*171,154*
Quote Services	*377,011*
Subscriptions	*4,162*
Professional Fees	*170,501*
Interest	*9,642*
Donations	*12,195*

See Notes to Financial Statements

GLENN MICHAEL FINANCIAL, INC..
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2001

Operating Leasess	*35,610*
Licenses	*752*
Conferences, Education	*4,307*
Bank Charges	*10,893*
Depreciation	*5,697*
Amortization	*2,184*
Total Expenses	*5,998,937*
Net Income	*$ 248,283*

See Notes to Financial Statements

GLENN MICHAEL FINANCIAL, INC..
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Capital Stock	Additional Paid In Capital	Retained Earnings
Balance, January 1, 2001	$ 155,782	$ 111,531	$ 128,019
AAA Distribution			(141,673)
Net Income			248,283
Balance, December 31, 2001	$ 155,782	$ 111,531	$ 234,629

See Notes to Financial Statements

GLENN MICHAEL FINANCIAL, INC.,
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2001

NONE

See Notes to Financial Statements

GLENN MICHAEL FINANCIAL, INC..
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 248,283
Charges to Net Income Not Requiring Cash - Depreciation	5,697
- Amortization	2,184
	256,164
Changes in Working Capital:	
Decrease in Capital Account/Prubache	100,054
Increase in Firm Trading Accounts	(56,696)
Increase in Investment Account-Fleet	(3,443)
Decrease in Accounts Receivable	62,811
Increase in Error Account	(5,273)
Increase in Cabinet Account	(1,574)
Increase in Municipal Account	(1,579)
Decrease in Current Liabilities	(198,576)
Increase an Commission Payable	41,986
Increase in Payroll Payable	(79,550)
Increase in Securities Sold Short	(2,461)
NET CASH USED BY OPERATING ACTIVITIES	(144,301)
CASH FLOWS USED FOR FINANCING ACTIVITIES:	
Decrease in Bank Note Payable	(5,000)
Stockholder AAA Distribution	(141,673)
NET CASH USED IN INVESTING ACTIVITIES	(146,673)
NET DECREASE IN CASH	(34,810)
CASH, JANUARY 1, 2001	685,941
CASH, DECEMBER 31, 2001	$ 651,131
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Cash Paid During the Year for Interest	$ 9,642

See Notes to Financial Statements

GLENN MICHAEL FINANCIAL, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

1. *Significant Accounting Policies*

a. *Background*

The Company was approved to operate as a Broker Dealer, under a letter of agreement dated October 23,1994. However the Company did not commence operations until March 28, 1996. These financial statements reflect all activity from January 1, 2001 to December 31, 2001.

b. *Revenue and Expenses*

Security transactions and related revenues and expenses are recorded on a trade date basis.

c. *Depreciation and Amortization*

Depreciation and Amortization are provided for over the estimated useful lives, using the straight-line method for both tax and book purposes.

d. *Income Taxes*

The Company, with the consent of its stockholder, has elected to be taxed as an "S" corporation for Federal and State purposes. Pursuant to such elections, the Company is not liable for Federal and State income taxes, but, rather, tax is borne by the Company's stockholder. The Company is liable for a minimum Franchise Tax of $325.00.

2. *Property and Equipment*

Property and equipment consists of the following at December 31, 2001:

Furniture and Fixtures	$ 39,949
Less: Accumulated Depreciation	36,367
	$ 3,582

3. *Organization Expenses*

The Company expended $7,200 in funds in its organization as a broker dealer. These costs have been amortized over five (5) years on a straight-line basis.

4. *Net Capital Requirements*

The Company is a registered broker-dealer and, accordingly, is subject to the Securities and Exchange Commission Uniform Net Capital Rule(15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. At December 31, 2001 the Company had net capital of $278,934, which was $178,934

in excess of its required net capital of $100,000. The Company's net capital to aggregate indebteness ratio was 3.62 to 1.

5. Related Party Transactions
The Company occupies certain office space leased by an affiliated company. In consideration for use of the affiliated company's office facilities, the Company paid $279,755 in rent via the affiliated company for the year ended December 31, 2001.

6. Financial Instruments With Off-Balance Sheet Credit Risk
In the normal course of business, the Company enters into various debt and equity transactions as principal or agent. The execution, settlement, and financing of those transactions can result in off-balance sheet risk or concentration of credit risk. The company may be exposed to a risk of net loss not reflected on the accompanying statement of financial condition for securities sold but not yet purchased should the values of such securities rise.

The Company is exposed to off-balance sheet risk of loss on unsettled transactions between trade date and settlement date in the event clients and other counterparties are unable to fulfill contractual obligations.

The Company's policy is to continuously monitor its exposure to market and counter party risk through the use of a variety of financial, position, and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker/dealer, clearing organizations, client and/or other counterparty with which it conducts business. The Company monitors the market value of collateral and requests and receives additional collateral when required.

7. Exemption from Rule 15c3-3
The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to obtain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

ROBERT POPDAN, CPA
28 BOGEL ROAD
BAYPORT, NY 11705

ROBERT POPDAN, CPA

February 25, 2002

Board of Directors
Glenn Michael Financial, Inc.
534 Broadhollow Road
Melville, NY 11747

SUPPLEMENTARY INFORMATION REQUIRED BY SEC RULE 17a-5

Gentlemen,

I have audited the financial statements of Glenn Michael Financial, Inc. for the year ended December 31, 2001 and have issues my report thereon dated February 25, 2002. My examination was made for the purpose of forming an opinion on the basic finncial statements taken as a whole. The information contained in the following schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such has been subjected to the auditing procedures applied in the examination of the basic statements and, in my opinion, is fairly stated in all material aspects in relation to the basic financial statements taken as a whole.

Robert Popdan CPA

ROBERT POPDAN
Certified Public Accountant

GLENN MICHAEL FINANCIAL, INC..
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

NET CAPITAL:	
Total Stockholders' Equity Qualified for Net Capital	*$ 501,942*
Deductions:	
Furniture and Fixtures, Net	*3,582*
Organization Expenses, Net	*0*
Other Assets	*37,621*
Net Capital Before Haircuts on Securities Positions	*460,739*
Haircuts on Securities:	
Other Securities	*181,805*
NET CAPITAL	*$ 278,934*
AGGREGATE INDEBTEDNESS:	
Current Liabilities	*104,526*
Commissions Payable	*268,139*
Payroll Taxes Payable	*551,352*
Bank Loan	*85,000*
AGGREGATE INDEBTEDNESS	*$1,009,017*
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum Dollar Net Capital Requirement	*$ 100,000*
Net Capital Requirement	*$ 100,000*
Excess Net Capital	*$ 178,934*
Ratio of Aggregate Indebtedness to Net Capital	*3.62 : 1*

See Accountant's Report on Supplementary Information

GLENN MICHAEL FINANCIAL, INC.,
RECONCILIATION PURSUANT TO RULE 17a-5(d)(4) OF
THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

NET CAPITAL, as reported in the Company's Part IIA of the FOCUS REPORT	*$ 278,934*
AUDIT ADJUSTMENTS RELATING TO:	
NONE	*0*
NET CAPITAL PER THIS REPORT	*$ 278,934*

See Accountant's Report on Supplementary Information

ROBERT POPDAN, CPA

ROBERT POPDAN, CPA
28 BOGEL ROAD
BAYPORT, NY 11705

February 25, 2002

To The Board of Directors of
Glenn Michael Financial, Inc.
534 Broadhollow Road
Melville, NY 11747

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Gentlemen,

I have audited the financial statements of Glenn Michael Financial, Inc. for the year ended December 31, 2001 and have issued my report thereon dated February 25, 2002. As part of my audit, I made a study and evaluation of the Company's internal control structure to the extent I considered necessary to evaluate the structure as required by generally accepted auditing standards. The purpose of my study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

I also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-(a)(11) and the procedures for determining compliance with exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verification and comparisons, and the requirements for prompt payment for securities under Section 8 r Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customers securities. During the year ended December 31, 2001 the Company was in compliance with the conditions of its exemption from Rule 15c3-3 and no facts came to my attention to indicate such conditions had not been complied with during the year.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. The objectives of an internal control structure and the practices and proceduresare to provided management with reasonable, but not absolute, assurance that

assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in any internal control structure procedure, or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the structure. Accordingly, I do not express an opinion on the internal control structure of Glenn Michael Financial, Inc. taken as a whole. However, my study and evaluation disclosed no condition that I believe to be a material weakness.

I understand that practices and procedures that accomplish the objectives refer to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on his understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commissions objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. and should not be used for any other purpose.

Robert Popdan CPA

ROBERT POPDAN
Certified Public Accountant